I,John Hayes, certify that:

(1) the financial statements of Fantize LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of Fantize LLC included in this Form reflects accurately the information we plan to report on the tax return for Fantize LLC for the fiscal year ended December 31, 2023. Our tax return is not yet required to be filed.

DocuSigned by:

DAD2A1A1081A462...

John Hayes
Manager
3/12/2024

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.